June 27, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Spark Energy, Inc.
Registration Statement on Form S-1
Filed May 29, 2014
File No. 333-196375

Ladies and Gentlemen:

Set forth below are the responses of Spark Energy, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 20, 2014, with respect to the registration statement on Form S-1, File No. 333-196375 (the “Registration Statement”), filed with the Commission on May 29, 2014.

Concurrently with the submission of this letter, we are filing through EDGAR an amendment to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the filing of the Registration Statement on May 29, 2014.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 1.

Preliminary Prospectus

Inside Cover Page

1.	With respect to your graphic on the inside cover page of the prospectus, please clarify what is meant by the phrase “Leading independent retail energy services company” and provide support for this statement.

We acknowledge the Staff’s comment and have revised the phrase to refer to us as a “growing” independent retail energy services company rather than a “leading”

Securities and Exchange Commission

June 27, 2014

retail energy services company. Please see the inside cover page and pages 1, 70 and 96 of Amendment No. 1.

2.	We also note your description on page 6 of the map as “a map detailing the states that have passed legislation to create competitive markets as well as the states in which Spark provides either or both of retail natural gas and electricity.” Elsewhere on page 6 you state that “[a]s of December 31, 2013, 20 states and the District of Columbia allow some form of customer choice for electricity supply (according to DNV GL) and 21 states and the District of Columbia have passed legislation or adopted programs that allow customers to purchase natural gas from retail energy companies other than the local regulated utility.” As it appears you are not active in all the states that have passed legislation to create competitive markets, please clarify the graphic and/or the description thereof on page 6.

We acknowledge the Staff’s comment and have revised the statement to clarify that the map depicts the states that the Company provides either or both of retail natural gas and electricity. Please see page 6 of Amendment No. 1.

3.	Please revise to elaborate upon your statement on page 9 that Spark Energy Ventures will distribute its 100% interest in NuDevco Retail Holdings to NuDevco Partners Holdings LLC, as you indicate on page 117. Alternatively, clarify how this interest will be distributed and how this impacts who will ultimately own the Class B common stock and accompanying voting interests in you. Further, please revise the Organizational Structure chart on page 12 to depict Spark Energy Ventures or tell us why you believe that to be unnecessary.

We acknowledge the Staff’s comment and have revised the statement on page 9 to indicate that Spark Energy Ventures, LLC will distribute its 100% interest in NuDevco Retail Holdings, LLC to NuDevco Partners Holdings, LLC. We have also clarified that the distribution will result in NuDevco Retail Holdings, LLC being a direct wholly owned subsidiary of NuDevco Partners Holdings, LLC and that Spark Energy Ventures, LLC will remain a wholly owned subsidiary of NuDevco Partners Holdings, LLC and, following the distribution of NuDevco Retail Holdings, LLC to NuDevco Partners Holdings, LLC, will not beneficially own any of the Class B common stock.

Since Spark Energy Ventures, LLC will not beneficially own any of the Class B common stock following the reorganization in connection with the offering, we do not believe the organizational structure chart should depict Spark Energy Ventures, LLC.

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2105 CityWest Boulevard, Suite 100, Houston, TX 77042

Securities and Exchange Commission

June 27, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours, Spark Energy, Inc.

By:	/s/ Georganne Hodges
Name: Georganne Hodges
Title: Chief Financial Officer

Enclosures

cc:	Yolanda Goubadia (U.S. Securities and Exchange Commission)
Robyn Manuel (U.S. Securities and Exchange Commission)
Jacqueline Kaufman (U.S. Securities and Exchange Commission)
Nathan Kroeker (Spark Energy, Inc.)
Gil Melman (Spark Energy, Inc.)
Alan Beck (Vinson & Elkins L.L.P.)
Sarah K. Morgan (Vinson & Elkins L.L.P.)
David C. Buck (Andrews Kurth LLP)
Stephanie C. Beauvais (Andrews Kurth LLP)

2105 CityWest Boulevard, Suite 100, Houston, TX 77042